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                             November 22, 2023

       Quek Leng Chuang
       Chairman of the Board and Chief Executive Officer
       ESGL Holdings Limited
       101 Tuas South Avenue 2
       Singapore 637226

                                                        Re: ESGL Holdings
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 7,
2023
                                                            File No. 333-274586

       Dear Quek Leng Chuang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       36

   1. We note that the projected revenues for fiscal years 2022 and 2023 were $5,464,863 and
                                                        $10,951,856,
respectively, as set forth in the unaudited prospective financial information management prepared and
provided to the Board, the company   s financial advisors and
                                                        GUCC in connection with
the evaluation of the Business Combination. We also note that your actual revenues
for the fiscal year ended 2022 and the Six Months Ended June 30,
                                                        2023 were approximately
$4,992,034 and $3,394,313, respectively. It appears that you missed your 2022
revenue projection and will miss your 2023 revenue projection. Please update your disclosure
in Liquidity and Capital Resources, and elsewhere, to provide updated information
about the company   s financial position and further risks to the
                                                        business operations and
liquidity in light of these circumstances.
 Quek Leng Chuang
ESGL Holdings Limited
November 22, 2023
Page 2
2. We note your revised disclosure in response to prior comment 7 and reissue the comment in part. Please revise to disclose the net proceeds to the Company from this Forward
       Purchase Agreement. Also, discuss the risks that the terms of this agreement may pose to the Company. In this regard, we note that following the Closing, GUCC paid the
       Prepayment Amounts of $10,141,403.28 to Vellar and $5,427,750.00 to ARRT directly from GUCC's Trust Account. We may have additional comments.
       Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                           Sincerely,
FirstName LastNameQuek Leng Chuang
                                                           Division of
Corporation Finance
Comapany NameESGL Holdings Limited
                                                           Office of Energy &
Transportation
November 22, 2023 Page 2
cc:       David J. Levine, Esq., of Loeb & Loeb, LLP
FirstName LastName